Mark C. Lee
Tel (916) 442-1111
Fax (916) 448-1709
leema@gtlaw.com

December 2, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Joseph Cascarano, Staff Accountant Robert S. Littlepage, Accountant Branch Chief Kate Beukenkamp, Staff Attorney Celeste M. Murphy, Legal Branch Chief

Re:	First China Pharmaceutical Group, Inc.
Amendment No. 2 to Form 10-K for Fiscal Year Ended March 31, 2011
Filed November 7, 2011
Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed November 8, 2011
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced Form 10-K/A and Form 10-Q/A by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2011.  We are including a courtesy marked copy of the Company’s Amendment No. 3 to Quarterly Report on Form 10-Q/A (“Amendment No. 3 to 10-Q”) indicating the changes made thereon from the previous Form 10-Q/A filed with the Commission, and the Company’s Amendment No. 3 to Annual Report on Form 10-K/A (“Amendment No. 3 to 10-K”) indicating the changes made thereon from the previous Form 10-K/A filed with the Commission.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for the Fiscal Year Ended March 31, 2011

Management’s Discussion and Analysis…, page 43

Results of Operations, page 47

1.	SEC Comment: Please delete your explanation of the non U.S. GAAP related party receivables appearing within the last paragraph on page 47 and continuing in the first paragraph on page 48.

GREENBERG TRAURIG, LLP■ATTORNEYS AT LAW■WWW.GTLAW.COM

1201 K Street, Suite 1100■Sacramento, California 95814■Tel 916.442.1111■Fax 916.448.1709

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

_____________________

Company Response:  The Company respectfully informs the Staff that it has revised Amendment No. 3 to 10-K accordingly.

Sales, page 47

2.
SEC Comment:  We note your revised disclosure on page 47 including the discussion of the distribution to Mr. Wang.  In this section you discuss the reclassification and then move to disclosure about increasing your registered capital and securing direct bank financing.  On page 3 you state that due to the distribution to Mr. Wang you are now pursuing direct bank financing “to further address [your] liquidity situation.”  Please revise this section to specifically discuss the impact of the reclassification on your liquidity position.

Company Response:  The Company respectfully informs the Staff that it has revised Amendment No. 3 to 10-K accordingly.  Please see pages 3-4, 17 and 50 of Amendment No. 3 to 10-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.
SEC Comment:  We note your response to prior comment 13 in our letter dated October 18, 2011.  Please have your auditor remove the fourth paragraph from his report.  The restated balance sheets and the related restatement disclosures within the financial statement footnotes must be audited in order to comply with 8-02 of Regulation S-X.  In this regard, your auditor should include a reference to your restatement in his report in accordance with AS 6 paragraph 9 which states “[t]he correction of a material misstatement in previously issued financial statements should be recognized in the auditor’s report on the audited financial statements through the addition of an explanatory paragraph, as described in AU sec. 508.”  Furthermore, AU 561 paragraph 6(a) states that “the reasons for the revision (restatement) usually should be described in a note to the financial statements and referred to in the auditor’s report.”

Company Response: The Company respectfully informs the Staff that it has revised Amendment No. 3 to 10-K to remove the fourth paragraph in the audit report and recognize the changes in the audit report through the addition of an explanatory paragraph. The reasons for the restatement have been described in a note to the financial statements and are referred to in the audit report.

Notes to the Financial Statements, pages F-11 - F-35

4.
SEC Comment:  We note the explanation provided in your response to prior comment 15 in our letter dated October 18, 2011.  However, we continue to believe the restatement is a correction of an error.  Accordingly, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

_____________________

Company Response:  The Company respectfully informs the Staff that it has revised Amendment No. 3 to 10-K to provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

Note 15 Subsequent Event, page F-30

Corporate re-organization & Intended Disposal of XYT

5.	SEC Comment: We note your response to prior comment 17 in our letter dated October 18, 2011. We await your response and disclosures.

Company Response:  The Company respectfully informs the Staff that upon careful review by the management and the Board, the Company will not be pursuing the contemplated re-organization.  The Company has come to this decision because despite earlier assurances, the consulting group that proposed the re-organization has failed to provide the Company adequate legal opinions that would facilitate the re-organization and an acceptable method for the quick transfer of funds from China to Hong Kong.  As such the Board has resolved to terminate the re-organization.  The Company will undertake  the necessary steps to unwind the re-organization, which will require amendments of the Company’s Annual Report on Form 10-K for the year ended March 31, 2011 and subsequent applicable Quarterly Reports. The Company anticipates filing these amendments in the next 45 days.

6.	SEC Comment: We note your response to prior comment 18 in our letter dated October 18, 2011. We await your response and disclosures.

Company Response:  The Company respectfully informs the Staff that with the termination of the re-organization, the prior statement that the re-organization “will save the [c]ompany tens of millions of dollars in taxes over the next 5 years alone” is no longer relevant.  However, the basis for considering the re-organization was to take advantage of significantly lower corporate tax rates in Hong Kong vis-a-vis China and that Hong Kong, unlike China, has no value added tax.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Balance Sheets, page 4

Note 3. Related Parties, page 17

7.
SEC Comment:  We note your response to prior comment 20 in our letter dated October 18, 2011.  Please explain why the company’s obligations to FCPG-HK of approximately $6.2 million was not reported as a due to related party payable separately on the balance sheet.  See Regulation S-X, Rule 5-02-19 and Rule 4-08(k).

Company Response:  The Company respectfully informs the Staff that the amount of $6,153,178 was not the Company’s obligation to FCPG-HK; rather, it was to a related party, Mr. Wang, arisen in FCPG-HK. As such, after the restatement of the Company’s Form 10-Q for the quarter ended June 30, 2011, the table below was removed since the amount due from related party has been deemed a distribution of dividend and reduced against retained earnings.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

_____________________

The whole amount of due from related party  was broken into two figures.  One arisen in XYT and the other arisen in FCPG-HK, with the figure arisen in FCPG-HK resulting from FCPG-HK having purchased some inventory from Mr. Wang without any payment.  Since the related party is the same person, Mr. Wang, therefore the amount of $26,777,626 due from Mr. Wang arisen in XYT and the amount of $6,153,178 due to Mr. Wang arisen in FCPG-HK net against each other, and result in a total of $20,624,448.

The excerpt below is derived from the Company’s Form 10-Q for the quarter ended June 30, 2011 prior to any amendments and restatements:

Related parties transactions
As of September 30, 2010, FCPG HK purchased from its former shareholder, an amount of $6,153,178 of the inventory which had all been sold out by FCPG HK before June 30, 2011.

	As of	As of
	June 30,	December 31,
	2011	2010
	$	$
Due from a related party, non-current
Due from a related party (arisen in XYT)	26,777,626	17,011,021
Due from a related party (arisen in FCPG-HK)	(6,153,178)	-
Total	20,624,448	17,011,021

Management’s Discussion and Analysis…, page 28

Liquidity and Capital Resources, page 33

Overview, page 33

8.
SEC Comment:  We note your revisions on page 33 regarding the impact of the reclassification on your liquidity.  However, your previous disclosure, prior to reclassification, contemplated a period of time when you would have access to cash collected by Mr. Wang that could be used to finance operations in the interim between bonus compensation payments to Mr. Wang.  Under the reclassification, you will not have an opportunity to use these earnings in operations for any period of time.  We note that on page 3 of your most recently amended 10-K you state that due to the distribution to Mr. Wang you are now pursuing direct bank financing “to further address [your] liquidity situation.” Please revise this section to account for this change in your liquidity position.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

_____________________

Company Response:  The Company respectfully informs the Staff that it has revised Amendment No. 3 to 10-Q accordingly to account for this change in the Company’s liquidity position.  Please see pages 31-32 of Amendment No. 3 to 10-Q.

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
December 2, 2011

_____________________

ACKNOWLEDGEMENT

In connection with First China Pharmaceutical Group, Inc.’s (the “Company”) letter dated December 2, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang
Zhen Jiang Wang, Chief Executive Officer

GREENBERG TRAURIG, LLP